Auryn Resources commences spring mobilization at the Committee
Bay Gold Project and provides Arctic exploration update

Vancouver, British Columbia – April 20th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF “Auryn” or the “Company”) is pleased to announce it has initiated its spring mobilization at the Committee Bay gold project (“Committee Bay”) located in Nunavut, Canada. The large-scale mobilization currently underway is transporting fuel and supplies to the region for the belt-wide summer exploration program, this will include 25,000 meters of drilling expected to start June 3, 2017. The focus of the program will be on making discoveries across the 12 newly identified high priority targets (Figure 1). Drilling will be focused within the Anuri, Four Hills, Three Bluffs, and Inuk corridors. In addition, regional till sampling will be completed on the 15% of the belt yet to be explored to delineate additional targets for 2018.

Shawn Wallace, President and CEO stated: “With the recent funding from Goldcorp completed and the technical team’s extensive preparative exploration work to date, Auryn is well positioned to undertake an aggressive discovery focused drill program. The commencement of this 25,000 meter program is very exciting for Auryn shareholders as it marks the start of a portfolio wide 55,000 meter discovery program that will continue onto the company’s Homestake and Peruvian projects through the end of the year.“

In conjunction with the spring mobilization, Auryn is moving the Three Bluffs drill core to a storage facility in Edmonton so that the deposit can be re-logged in Q3 and Q4 of 2017. The purpose of the re-log is to establish the structural controls on high-grade ore-shoots within the deposit with the aim of drilling at Three Bluffs in Q2 of 2018.

At Auryn’s newly acquired 120 km long Gibsons MacQuoid Gold Project, the company is planning an initial belt wide till survey as well as completing high resolution drone imagery. This exploration program is slated to begin July 15 with the goal of identifying the major centers of gold mineralization within the project area that will be drilled during the summer of 2018.

Michael Henrichsen, Chief Geologist and COO of Auryn stated, “Auryn’s innovative approach, with the use of track mounted Rotary Air Blast (RAB) drill rigs and drone survey’s has reduced exploration costs significantly and allowed us to actively explore on the project 12 months of the year. The quality and scale of the targets our technical team has developed over the last 8 months has demonstrated the potential of the belt to deliver multiple discoveries.”

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibsons MacQuoid gold project’s located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Figure 1: Illustrates the prioritized targets from across the Committee Bay greenstone belt. The 25,000 meter summer drill program will be primarily focused on the Anuri, Four Hills, Three Bluffs, and Inuk corridors.